ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

Febr

07021329

RECEIVED
2007 FEB 27 A 11:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securiti... Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
21 February 2007 (ASX – Announcement & Media Releases – Drilling Update)

dlw 2/27

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

21 Feb 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

USA Gulf Coast
Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)

Great Wall Drilling Rig 172 has arrived on location and is being rigged up prior to spudding the Kicker Prospect located on a 1,017 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and is located on the northwest flank of the Kaplan field that has produced 300 BCF gas.

The Kicker Prospect is a three-way dip fault closure that will be evaluated by a dry land straight hole test to a planned total depth of 13,200 feet. The well is expected to spud during the next few days and has a planned drilling duration of approximately 42 days.

The test well is prognosed to be approximately 200 feet structurally high to a well that encountered excellent oil and gas shows. There are two objective sands, the Alliance 2 and 3 Sands which are estimated by the operator to have potential in the order of 22.8 BCF gas and 2.2 million barrels of condensate if both sands are successful. The objective sands are productive in several adjacent fault blocks.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

Alberta Canada
Clear Prairie 3-8-90-12 (FAR 15%)

The Clear Prairie 3-8-90-12 well commenced drilling on 19 February using Technicoil Rig #2114 and is currently at surface casing depth of 176 metres. The well is being drilled pursuant to an agreement with Suncor Energy Inc., of Calgary, Alberta (**"Suncor"**) and others, to confirm and develop gas on Suncor acreage. This project is located in the Clear Hills Area in Canada's Western Gas Basin adjacent to British Columbia.

Test Well
Under the terms of it's agreement FAR will participate for a 15 percent working interest in this obligatory test well, with an option to drill a third test, of the normally pressured Lower Cretaceous Notikewin sand which is estimated by Suncor to have potential recoverable reserves of 5 to 11 BCF in the 7000 acres under lease in 11 sections. The lease under this test forms part of a broader Area of Mutual Interest (AMI).

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

There are twenty or so prospective sections within the AMI, which may provide a potential for 9 to over 19 BCF of sweet gas. The program is dependent on cold weather and requires the formation of a good frost base for location building and rig movement. As such this test is likely to be the only well drilled the current winter.


Clear Hills
A L B E R T A
Kakwa

The Clear Prairie 3-8-90-12 well has a planned total depth of 1,245 metres and will evaluate the Primary Cretaceous Notikewin and Secondary Triassic Charlie Lake interval which are both prospective for gas. A drilling duration of approximately 7 days is anticipated.

The location is proximal to several pipelines allowing for early production in the event of success. A 36" Nova gas line is adjacent and in places crosses the acreage while an 8", 800 psi gathering line is within 5 miles.

The target Notikewin sands produce in the nearby Drake Field, which has cumulatively produced 28 BCF from 200 wells with an Estimated Ultimate Recovery of 75-80 BCF. The proposed drilling locations are based on a detailed petrophysical analysis of wells, on or adjacent to the leased acreage, which were drilled for deeper objectives but were not considered commercial in the Notikewin at the time they were drilled. This aspect materially reduces the technical risk associated with the acreage.

Wells are expected to produce about 0.4 BCF/well, with initial rates of 300 thousand cubic feet per day per well. Currently the wells are drilled on 640 acre spacing. This spacing does not reflect well drainage. In analogous US reservoirs, spacing has been reduced to 40 acres or less in some cases. Such a trend can be expected in Canada as well. Gas prices are similar to those achieved in the broader North American market.

Operator
The operator is Calgary based Choice Resources Corp (**"Choice"**) (TSX Venture Exchange: CZE). Further information concerning Choice is available at www.choiceresources.ca

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

About Suncor Energy Inc.

Suncor Energy Inc. is a growing, integrated publicly traded energy company, strategically focused on developing one of the world's largest petroleum resources, the Canadian Athabasca oil sands. In addition, Suncor explores for, develops and produces natural gas in Western Canada and refines and markets a range of petroleum and petrochemical products under both the Sunoco and Phillips 66 brand. Further information is available at www.Suncor.com

Participants

Working interests (subject to Overriding Royalties retained by Suncor) in the Clear Hills West project are held as follows:

Choice Resources Corp (Operator)	65%
First Australian Resources Limited	**15%**
Graybeard Energy Ltd.	20%